UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Erickson Air-Crane Incorporated

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

29482P100

(CUSIP Number)

Cetus Capital II, LLC

Littlejohn Fund IV, L.P.

Littlejohn Opportunities Master Fund LP

SG Distressed Fund, LP

Littlejohn Opportunities GP LLC

8 Sound Shore Drive

Suite 303

Greenwich, CT 06830

(203) 552-3500

Copy to:

Shon Glusky, Esq.

Jason Schendel, Esq.

Sheppard Mullin Richter & Hampton LLP

30 Rockefeller Plaza

New York, NY 10112

(212) 634-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29482P100

1.	Name of Reporting Person: Cetus Capital II, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 1,141,802.45(1)

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 1,141,802.45(1)

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,141,802.45(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 8.3% (2)

12.	Type of Reporting Person (See Instructions): OO

(1) Consists of 1,141,802.45 shares of Common Stock to be received by the Reporting Person upon the conversion of the Issuer’s Mandatorily Convertible Cumulative Participating Preferred Stock, Series A (the “Series A Preferred Stock”).

(2) Based on 9,760,012 shares of Common Stock outstanding as of May 1, 2013, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on May 9, 2013, plus an aggregate of 4,008,438 shares of Common Stock expected to be issued by the Issuer within the next 60 days in connection with the conversion of all of the outstanding Series A Preferred Stock.

CUSIP No. 29482P100

1.	Name of Reporting Person: Littlejohn Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 1,141,802.45(1)

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 1,141,802.45(1)

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,141,802.45(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 8.3% (2)

12.	Type of Reporting Person (See Instructions): OO

(1) Consists of 1,141,802.45 shares of Common Stock to be received by the Reporting Person upon the conversion of the Series A Preferred Stock.

(2) Based on 9,760,012 shares of Common Stock outstanding as of May 1, 2013, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on May 9, 2013, plus an aggregate of 4,008,438 shares of Common Stock expected to be issued by the Issuer within the next 60 days in connection with the conversion of all of the outstanding Series A Preferred Stock.

CUSIP No. 29482P100

1.	Name of Reporting Person: Littlejohn Opportunities Master Fund LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 92,176.26(1)

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 92,176.26(1)

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 92,176.26(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0.7% (2)

12.	Type of Reporting Person (See Instructions): OO

(1) Consists of 92,176.26 shares of Common Stock to be received by the Reporting Person upon the conversion of the Series A Preferred Stock.

(2) Based on 9,760,012 shares of Common Stock outstanding as of May 1, 2013, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on May 9, 2013, plus an aggregate of 4,008,438 shares of Common Stock expected to be issued by the Issuer within the next 60 days in connection with the conversion of all of the outstanding Series A Preferred Stock.

CUSIP No. 29482P100

1.	Name of Reporting Person: SG Distressed Fund, LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 46,850.42(1)

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 46,850.42(1)

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 46,850.42(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0.3% (1)

12.	Type of Reporting Person (See Instructions): OO

(1) Consists of 46,850.42 shares of Common Stock to be received by the Reporting Person upon the conversion of the Series A Preferred Stock.

(2) Based on 9,760,012 shares of Common Stock outstanding as of May 1, 2013, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on May 9, 2013, plus an aggregate of 4,008,438 shares of Common Stock expected to be issued by the Issuer within the next 60 days in connection with the conversion of all of the outstanding Series A Preferred Stock.

CUSIP No. 29482P100

1.	Name of Reporting Person: Littlejohn Opportunities GP LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 139,026.68(1)

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 139,026.68(1)

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 139,026.68(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 1.0% (2)

12.	Type of Reporting Person (See Instructions): OO

(1) Consists of 139,026.68 shares of Common Stock received upon the conversion of the Series A Preferred Stock.

(2) Based on 9,760,012 shares of Common Stock outstanding as of May 1, 2013, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on May 9, 2013, plus an aggregate of 4,008,438 shares of Common Stock expected to be issued by the Issuer within the next 60 days in connection with the conversion of all of the outstanding Series A Preferred Stock.

CUSIP No. 29482P100

Item 1(a).	Name of Issuer: Erickson Air-Crane Incorporated (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 5550 SW Macadam Avenue, Suite 200 Portland, Oregon 97239

Item 2(a).

Name of Person(s) Filing:

This statement is filed by the entities listed below, all of whom together are referred to herein as the “Reporting Persons”.

(i) Cetus Capital II, LLC, a Delaware limited liability company, a single member LLC whose only member is Littlejohn Fund IV, L.P., a Delaware limited partnership, and whose manager is Littlejohn Managers LLC, a Delaware limited liability company.

(ii) Littlejohn Fund IV, L.P., whose general partner is Littlejohn Associates IV, L.L.C., a Delaware limited liability company.

(iii) Littlejohn Opportunities Master Fund LP, a Cayman Islands limited partnership, whose general partner is Littlejohn Opportunities GP (as defined below).

(iv) SG Distressed Fund, LP, a Delaware limited partnership, whose general partner is Littlejohn Opportunities GP (as defined below).

(v) Littlejohn Opportunities GP LLC, a Delaware limited liability company (“Littlejohn Opportunities GP”).

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address of the principal business office of each of the Reporting Persons is 8 Sound Shore Drive, Suite 303, Greenwich, CT 06830.
Item 2(c).	Citizenship: See Item 4 of each cover page.
Item 2(d).	Title of Class of Securities: See the cover page of this filing.
Item 2(e).	CUSIP Number: 29482P100.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No. 29482P100

Item 4.	Ownership.

(a) Amount beneficially owned: See Item 9 of each cover page.
(b) Percent of class: See Item 11 of each cover page.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See Item 5 of each cover page.
(ii) Shared power to vote or to direct the vote: See Item 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 29482P100

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2013	Cetus Capital II, LLC

	By:	Littlejohn Fund IV, L.P., manager
	By:	Littlejohn Associates IV, L.L.C., its general partner

	Name:	/s/ Richard Maybaum
	By:	Richard Maybaum, authorized signatory

Dated: May 20, 2013	Littlejohn Fund IV, L.P.

By: Littlejohn Associates IV, L.L.C., its general partner

	Name:	/s/ Richard Maybaum
	By:	Richard Maybaum, authorized signatory

Dated: May 20, 2013	Littlejohn Opportunities Master Fund LP

By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Richard Maybaum
	By:	Richard Maybaum, authorized signatory

Dated: May 20, 2013	SG Distressed Fund, LP

By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Richard Maybaum
	By:	Richard Maybaum, authorized signatory

Dated: May 20, 2013	Littlejohn Opportunities GP LLC

	Name:	/s/ Richard Maybaum
	By:	Richard Maybaum, authorized signatory

CUSIP No. 29482P100

EXHIBIT INDEX

Exhibit

Exhibit A:        Joint Filing Agreement.

CUSIP No. 29482P100

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of Erickson Air-Crane Incorporated, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of May 20, 2013.

Dated: Dated: May 20, 2013	Cetus Capital II, LLC

	By:	Littlejohn Fund IV, L.P., manager
	By:	Littlejohn Associates IV, L.L.C., its general partner

	Name:	/s/ Richard Maybaum
	By:	Richard Maybaum, authorized signatory

Dated: Dated: May 20, 2013	Littlejohn Fund IV, L.P.

	By:	Littlejohn Associates IV, L.L.C., its general partner

	Name:	/s/ Richard Maybaum
	By:	Richard Maybaum, authorized signatory

Dated: Dated: May 20, 2013	Littlejohn Opportunities Master Fund LP

	By:	Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Richard Maybaum
	By:	Richard Maybaum, authorized signatory

Dated: Dated: May 20, 2013	SG Distressed Fund, LP

	By:	Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Richard Maybaum
	By:	Richard Maybaum, authorized signatory

Dated: Dated: May 20, 2013	Littlejohn Opportunities GP LLC

	Name:	/s/ Richard Maybaum
	By:	Richard Maybaum, authorized signatory